CUSIP NO. 205914104




                     SECURITIES AND EXCHANGE
                           COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                    COMTEX NEWS NETWORK, INC.

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                         (NAME OF ISSUER)

             Common Stock, par value $0.01 per share
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                  (TITLE OF CLASS OF SECURITIES)

                            205914104
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               (CUSIP Number of Class of Securities)

                        Charles W. Terry
                       4900 Seminary Road
                            Suite 600
                   Alexandria, Virginia  22311
                         (703) 820-2000

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      (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
             TO RECEIVE NOTICES AND COMMUNICATIONS)

                        February 20, 2002
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     (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and if filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box.  [  ]
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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CHARLES W. TERRY

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) Not applicable
     (B) Not applicable

3.   SEC USE ONLY


4.   SOURCE OF FUNDS   PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) Not applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION    USA

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE VOTING POWER        984,908

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED VOTING POWER Not applicable

9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE DISPOSITIVE POWER   984,908

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED DISPOSITIVE POWER 5,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   1,001,908

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN   SHARES Not applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.7%

14.  TYPE OF REPORTING PERSON                     IN
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Item 1.     Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $0.01 per share ("COMTEX Common Stock"), of COMTEX News Network, Inc., a New York corporation (the "Issuer"). The address of the Issuer's principal executive office is 4900 Seminary Road, Suite 600, Alexandria, Virginia 22311.


Item 2.     Identity and Background

     The Statement is filed on behalf of Charles W. Terry.  Mr.
Terry is President, Chief Executive Officer and a Director of the
Issuer and his business address is 4900 Seminary Road, Suite 600,
Alexandria, Virginia 22311.

     During the past five years, Mr. Terry has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Terry is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration

     Mr. Terry exercised an option on February 20, 2002 to purchase 300,000 shares of COMTEX Common Stock at an exercise
price of $0.10 per share.   Mr. Terry used personal funds to
exercise this option and purchase the shares of COMTEX Common
Stock.

Item 4.     Purpose of Transaction

     As a result of guarantees and related loans to the Issuer in February 1995 from Dr. C. W. Gilluly, the Chairman of the Board of the Issuer, and his spouse, Dr. Gilluly and his spouse held an option to purchase 2,540,503 shares of COMTEX Common Stock with an exercise price of $0.10 per share (the "Comtex Option Agreement"). Such option had an expiration date of February 20, 2002. On February 18, 1999, Dr. Gilluly and his spouse transferred their right and option under the Comtex Option Agreement to purchase 676,500 shares of COMTEX Common Stock to Mr. Terry. On February 20, 2002, Mr. Terry exercised a portion of the option to purchase 300,000 shares of COMTEX Common Stock prior to its expiration.
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     Mr. Terry's beneficial ownership includes 577,175 shares of
COMTEX Common Stock; 397,733 shares of COMTEX Common Stock which may be acquired upon the exercise of vested options granted under the COMTEX News Network, Inc. 1995 Stock Option Plan; 10,000 shares of Common Stock held by Mr. Terry's children under the Uniform Gifts to Minors Act, as to which Mr. Terry holds sole voting and dispositive power; 5,000 shares of Common Stock held by Mr. Terry's mother, as to which Mr. Terry holds shared dispositive power; and 12,000 shares of Common Stock held by Mr. Terry's wife, as to which he disclaims beneficial ownership.

     Mr. Terry is contemplating the sale of approximately 100,000 shares of COMTEX Common Stock in a private transaction.

     Apart from the foregoing, Mr. Terry does not have any other plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Mr. Terry reserves his rights to develop such plans or proposals and to consider and address any matters, including such plans and proposals, that may come before the Issuer or before Mr. Terry in his capacity as a Director of the Issuer.

     In the future, Mr. Terry may determine to purchase
additional shares of the Issuer's capital stock or may determine to sell shares of the Issuer's capital stock.  Any such
determination will depend on a number of factors, including
market prices, the Issuer's prospects and alternative
investments.
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Item 5.     Interest in Securities of the Issuer

     (a) The Issuer's total issued and outstanding capital stock as of February 20, 2002 is 13,088,744 shares of COMTEX Common Stock. In the aggregate, Mr. Terry beneficially owns 1,001,908 shares or 7.7% of the Issuer's issued and outstanding COMTEX Common Stock.

     (b) Mr. Terry beneficially owns 984,908 shares of COMTEX Common Stock as to which he has sole power to vote and sole dispositive power. In addition, Mr. Terry's beneficial ownership includes
5,000 shares of Common Stock held by Mr. Terry's mother, as to which Mr. Terry holds shared dispositive power; and 12,000 shares of Common Stock held by Mr. Terry's wife, as to which he disclaims beneficial ownership.


     (c) Mr. Terry individually owns 577,175 shares of COMTEX Common Stock, representing approximately 4.4% of the COMTEX Common Stock. On February 18, 1999, Dr. Gilluly and his spouse transferred their right and option to purchase 676,500 shares of COMTEX Common Stock to Mr. Terry. Mr. Terry exercised the option to purchase 300,000 shares of COMTEX Common Stock. This option had an exercise price of $0.10 per share of COMTEX Common Stock and was exercised on February 20, 2002.

     There have been no other transactions in the Issuer's COMTEX
Common Stock that were affected by or on behalf of Mr. Terry in the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable

Item 7.     Material to Be Filed as Exhibits

     Not applicable.
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                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13D is true, complete and correct.


                              /s/ CHARLES W. TERRY
                              ____________________
                              Charles W. Terry


Dated:  March 4, 2002
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